Mail Stop 4561

November 6, 2006

Gregory S. Daily
Chairman of the Board and Chief Executive Officer
iPayment, Inc.
40 Burton Hills Boulevard, Suite 415
Nashville, TN 37215

Re: **iPayment, Inc.**
        Amendment No. 2 to Registration Statement on Form S-4
        Filed on October 27, 2006
        File No. 333-135959

Dear Mr. Daily:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Audited Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-8

Impairment of Long-Lived Assets, page F-11

1.   We have read your response to prior comment 2 and note your basis for
        concluding that each merchant portfolio represents an intangible asset rather than
        each merchant contract. Considering that the benefits from the acquisition of
        merchant processing portfolios tend to dissipate more rapidly in the earlier years
        due to attrition, please tell us how you concluded that the straight-line method of

amortization is appropriate. It appears to us that an accelerated method of amortization would be a more appropriate way to allocate the cost of the merchant portfolios to the periods that will benefit from the relationship in accordance with paragraph 12 of SFAS 142.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rachel Zablow at (202) 551-3428 or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Owen Pinkerton at (202) 551-3694 or me at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Mark L. Mandel, Esq. (*via facsimile*)
        White & Case LLP